UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29260Y 10 9

(CUSIP Number)

Robert Hilton

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor,

Beverly Hills, CA 90210

(310) 285-9000

With copies to:

Damien Zoubek, Esq.

Paul Humphreys, Esq.

Freshfields Bruckhaus Deringer LLP

3 World Trade Center, 175 Greenwich Street

New York, NY 10007

(212) 277-4000

and

Jeffrey J. Rosen, Esq.

Debevoise & Plimpton LLP

66 Hudson Blvd E, New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 29260Y 10 9		Page 1 of 14

1	Names of Reporting Persons Ariel Emanuel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,984,464
	8	Shared Voting Power 28,422,310
	9	Sole Dispositive Power 11,984,464
	10	Shared Dispositive Power 28,422,310

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,406,774
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 2 of 14

1	Names of Reporting Persons Patrick Whitesell
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,000,965
	8	Shared Voting Power 28,422,310
	9	Sole Dispositive Power 9,000,965
	10	Shared Dispositive Power 28,422,310

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,423,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 3 of 14

1	Names of Reporting Persons Endeavor Executive Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,527,829
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,527,829

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,527,829
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 4 of 14

1	Names of Reporting Persons Endeavor Executive PIU Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,133,688
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,133,688

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,133,688
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 5 of 14

1	Names of Reporting Persons Endeavor Executive II Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,760,793
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,760,793
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 6 of 14

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On April 2, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Wildcat EGH Holdco, L.P., a Delaware limited partnership (“Holdco Parent”), Wildcat OpCo Holdco, L.P., a Delaware limited partnership (“OpCo Parent” and, together with Holdco Parent, the “Parent Entities” and each, a “Parent Entity”), Wildcat PubCo Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdco Parent (“Company Merger Sub”), Wildcat Manager Merger Sub, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of Company Merger Sub (“Manager Merger Sub”), Wildcat OpCo Merger Sub, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of OpCo Parent (“OpCo Merger Sub” and, together with Company Merger Sub and Manager Merger Sub, the “Merger Subs” and each, a “Merger Sub”), Endeavor Executive Holdco, LLC, a Delaware limited liability company (“Executive Holdco”), Endeavor Executive II Holdco, LLC, a Delaware limited liability company (“Executive II Holdco”), Endeavor Executive PIU Holdco, LLC, a Delaware limited liability company (together with Executive Holdco and Executive II Holdco, the “Executive Holdcos”), Endeavor Manager, LLC, a Delaware limited liability company and subsidiary of the Issuer (“Manager”), Endeavor Operating Company, LLC, a Delaware limited liability company and a subsidiary of Manager and indirect subsidiary of the Issuer (“OpCo” and, together with the Issuer and Manager, the “Company Entities” and each, a “Company Entity”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) OpCo Merger Sub will be merged with and into OpCo, with OpCo being the surviving company, collectively owned, directly or indirectly, by OpCo Parent, Manager and certain holders of common units of OpCo (the “OpCo Merger”), (ii) immediately following consummation of the OpCo Merger, Manager Merger Sub will be merged with and into Manager, with Manager being the surviving company and a wholly-owned subsidiary of the Issuer (the “Manager Merger”), and (iii) immediately following consummation of the Manager Merger, Company Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving corporation, collectively owned, directly or indirectly, by Holdco Parent and certain holders of common stock of the Issuer (the “Issuer Merger”, and together with the OpCo Merger and the Manager Merger, the “Mergers”).

As a result of the Issuer Merger, each share of Common Stock (as defined below) outstanding immediately prior to the effective time of the Issuer Merger (the “Issuer Merger Effective Time,” provided, that the Issuer Merger Effective Time shall occur immediately after the Manager Merger Effective Time (as defined herein)) (subject to certain exceptions, including (i) (a) shares of Common Stock owned by the Issuer, Manager or OpCo or any of OpCo’s direct or indirect wholly owned subsidiaries, (b) shares of Common Stock owned by the Merger Subs or the Parent Entities or any of Parent Entities’ direct or indirect wholly owned subsidiaries, or, any affiliate of the Parent Entities designated in writing by the Parent Entities to the Issuer at least two business days prior to the Issuer Merger Effective Time and (c) shares of Class X Common stock and Class Y Common Stock issued and outstanding immediately prior to the Issuer Merger Effective Time (collectively, the “Excluded Shares”), (ii) the Rollover Shares (as defined below) and (iii) shares of Common Stock owned by stockholders of the Issuer who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware will, at the Issuer Merger Effective Time, automatically be cancelled and converted into the right to receive $27.50 in cash (the “Issuer Merger Consideration”), without interest and subject to applicable withholding taxes.

As a result of the Manager Merger, each common unit of Manager (“Manager Membership Interest”) outstanding immediately prior to the effective time of the Manager Merger (the “Manager Merger Effective Time”) (subject to certain exceptions, including each Manager Membership Interest owned by the Issuer or the Manager immediately prior to the Manager Merger Effective Time) will, at the Manager Merger Effective Time, automatically be cancelled and converted into the right to receive $27.50 in cash (the “Manager Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing Manager Membership Interests.

As a result of the OpCo Merger, (a) each common unit of OpCo (“OpCo Membership Interest”) outstanding immediately prior to the effective time of the OpCo Merger (the “OpCo Merger Effective Time”) (subject to certain exceptions, including (i) each OpCo Membership Interest owned by the Issuer, Manager, OpCo, or any direct or indirect wholly-owned subsidiary of OpCo, the Parent Entities or any direct or indirect wholly-owned subsidiary of the Parent Entities, and (ii) Rollover Units (as defined herein)) will, at the OpCo Merger Effective Time, automatically be cancelled and converted into the right to receive $27.50 in cash (the “OpCo Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing OpCo Membership Interests and (b) each profits unit of OpCo (“OpCo Profits Unit”) outstanding immediately prior to the OpCo Merger Effective Time (subject to certain exceptions, including Rollover Units) will, at the OpCo Merger Effective Time, automatically be cancelled and converted into the right to receive the OpCo Merger Consideration less the “strike price” of such OpCo Profits Unit in cash (the “OpCo Profits Units Merger Consideration” and, together with the OpCo Merger Consideration, the Manager Merger Consideration and the Issuer Merger Consideration, with respect to such applicable equity securities, the “Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing OpCo Profits Units.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement provides that each Executive Holdco will exercise certain repurchase options, pursuant to which such Executive Holdco will repurchase all of the vested management units held by the members thereof and any management units that will vest in connection with the consummation of the transactions contemplated by the Merger Agreement, in each case, in exchange for certain corresponding equity interests in either OpCo or the Issuer to which such units correspond.

CUSIP No. 29260Y 10 9	13D	Page 7 of 14

Either the Issuer, acting with the prior approval of the special committee, or the Parent Entities, may terminate the Merger Agreement in certain circumstances, including if the Mergers are not completed by April 2, 2025 (the “Outside Date”), subject to certain limitations and as such date may be extended pursuant to the terms of the Merger Agreement or by the mutual written consent of the Issuer (acting with the prior approval of the Special Committee) and the Parent Entities.

Following execution of the Merger Agreement, (a) Silver Lake West HoldCo, L.P. and Silver Lake West HoldCo II, L.P. and (b) Mr. Emanuel and Mr. Whitesell and each of their respective personal revocable trusts that holds shares of Common Stock and/or OpCo Membership Interests, and the Executive Holdcos, who collectively held more than a majority of the combined voting power of the outstanding shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Stock”), Class X common stock of the Issuer, par value $0.0001 per share (the “Class X Common Stock”) and Class Y common stock of the Issuer, par value $0.0001 per share (the “Class Y Common Stock” and together with Class A Common Stock and the Class X Common Stock, the “Common Stock”), executed and delivered to the Issuer a written consent (the “Written Consent”) approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Mergers. As a result of the execution and delivery of the Written Consent, the holders of at least a majority of the outstanding shares of Common Stock with the right to vote thereon have adopted and approved the Merger Agreement. The delivery of the written consent constituted the necessary approvals of stockholders for the approval of the transactions contemplated thereby, subject to the other conditions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit 99.1 to this Amendment No. 6 and is hereby incorporated into this Item 4 by reference.

Rollover Agreement

Concurrently upon entry into the Merger Agreement, on April 2, 2024, the Parent Entities, each of Mr. Emanuel and Mr. Whitesell and each of their respective personal revocable trusts, and the Executive Holdcos entered into rollover agreements (the “Rollover Agreements”), pursuant to which Mr. Emanuel and Mr. Whitesell have committed to have a substantial portion of their respective equity interests and profits interests in OpCo (the “Rollover Units”) and their respective equity interests in the Issuer (the “Rollover Shares” and, together with the Rollover Units, the “Rollover Interests”) remain as equity interests or profits interests, as applicable, in OpCo or the Issuer, respectively, and not receive cash consideration (including the merger consideration) under the Merger Agreement in respect of such equity interests. The obligations of the Parent Entities, Mr. Emanuel and Mr. Whitesell to consummate the transactions contemplated by the Rollover Agreements are subject to the satisfaction or waiver of all of the conditions to the consummation of the transactions set forth in the Merger Agreement:

The foregoing description of the Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the Rollover Agreements, which are filed herewith as Exhibit 10.1 and Exhibit 10.2 to this Amendment No. 6 and are hereby incorporated into this Item 4 by reference.

Ariel Emanuel Letter Agreement

Concurrently upon entry into the Merger Agreement, on April 2, 2024, the Issuer, OpCo, William Morris Endeavor Entertainment, LLC (“WME”), the Parent Entities and Mr. Emanuel entered into a letter agreement governing certain terms in connection with the transactions contemplated by the Merger Agreement (the “AE Letter Agreement”), which provides for, among other things, the following.

•

Mr. Emanuel’s current employment agreement with the Issuer and OpCo will terminate at the effective time of the Mergers and Mr. Emanuel will not be entitled to any additional compensation or benefits under such employment agreement (other than accrued compensation and reimbursement of any unreimbursed business expenses).

•

At the effective time of the Mergers, Mr. Emanuel will be appointed as the Chief Executive Officer of the Issuer, a member of the board of directors of the Issuer and Founder and Executive Chairman of WME. He will be eligible to serve in such positions until the earlier of his death, incapacitation or resignation, except that Mr. Emanuel’s employment as Chief Executive Officer of the Issuer will terminate upon payment of the Asset Sale Bonus (as described below).

CUSIP No. 29260Y 10 9	13D	Page 8 of 14

•

Mr. Emanuel will be reimbursed for travel, entertainment and other expenses reasonably incurred in the performance of his duties and responsibilities in accordance with applicable policy and, while employed as Chief Executive Officer of the Issuer, Mr. Emanuel may participate in all health, welfare, retirement and other benefit plans (excluding any severance plans) that are made available to other employees of the Issuer.

•

Following an initial public offering of or pertaining to the Issuer or WME, such company will take all actions necessary to appoint or nominate Mr. Emanuel to comparable positions either with such company or with the applicable public company successor to the Issuer.

•

Mr. Emanuel will receive two new equity awards in the Issuer or OpCo following the Mergers representing 2.5% and 0.50% of the equity interests, respectively, in each case calculated on a fully-diluted basis. One third of the initial equity award will be options (or economically-equivalent equity interests in the Issuer) and two thirds of the initial equity award will be RSUs. All of the second equity award will be paid in catch-up profits interests. The awards will be subject to vesting and other terms to be mutually agreed by the parties.

•

Mr. Emanuel will receive a $25,000,000 asset sale transaction bonus (the “Asset Sale Bonus”) following the sale or disposition (in one or a series of transactions) of all of, or all except a de minimis portion of, the certain specified assets of the Issuer and OpCo (the “Asset Sale”).

•

Upon payment of the Asset Sale Bonus, Mr. Emanuel’s employment as Chief Executive Officer of the Issuer will terminate but such payment will not affect his position as Founder and Executive Chairman of WME or as a member of the board of directors of the Issuer.

•

From and after the effective time of the Mergers, Mr. Emanuel will be entitled to receive quarterly royalty payments from WME equal to 2.5% of the quarterly net cash profits (as defined in the AE Letter Agreement) of the agency representation business of WME and its affiliates (the “WME Agency Business” and such payments, the “Emanuel Royalty Payments”).

•	Mr. Emanuel’s right to Emanuel Royalty Payments will terminate upon the occurrence of certain qualifying sale transactions involving WME.

•

From and after the second anniversary of the effective date of the Mergers, Mr. Emanuel will have a one-time right to require the Issuer (a) to repurchase all or a portion of his equity interests in the Issuer or (b) to purchase all or a portion of his OpCo equity interests, or any combination of (a) and (b). The put price per equity interest shall be (x) if within five and a half years of the effective date of the Mergers, the price paid in the Mergers plus interest equal to the 10-year United States Treasury Rate, and (y) thereafter, the most recent valuation of a share of the Issuer adjusted for various items such as exercise price, strike price or distribution threshold, required withholding, adjustment for stock splits, reverse splits, stock dividends or similar events.

•

Following the effective time of the Mergers, ownership and operation of one of the Employer Group’s private planes will transfer to Mr. Emanuel. The Employer Group will pay or reimburse him for reasonable costs and expenses related to the use of the plane for business purposes of the Employer Group.

•

Issuer, Holdco Parent, OpCo and OpCo Parent will reimburse Mr. Emanuel for his expenses (including reasonable and documented out-of-pocket legal fees and costs) incurred in anticipation of and/or in connection with the transactions, including the drafting, negotiation and execution of the AE Letter Agreement and rollover agreement.

•

Issuer, OpCo, HoldCo Parent and OpCo Parent will indemnify and hold harmless, and advance expenses to, Mr. Emanuel if he is made or is threatened to be made a party or is otherwise involved in any transaction litigation in any capacity.

CUSIP No. 29260Y 10 9	13D	Page 9 of 14

The foregoing description of the AE Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the AE Letter Agreement, which is incorporated by reference as Exhibit 10.3 to this Amendment No. 6 and is hereby incorporated into this Item 4 by reference.

Patrick Whitesell Letter Agreement

Concurrently upon entry into the Merger Agreement, on April 2, 2024, the Issuer, OpCo, WME, the Parent Entities and Mr. Whitesell entered into a letter agreement governing certain terms in connection with the transactions contemplated by the Merger Agreement (the “PW Letter Agreement”), which provides for, among other things, the following.

•

Mr. Whitesell’s current employment agreement and restrictive covenant agreement with the Issuer and OpCo will terminate at the earlier of the effective time of the Mergers or Mr. Whitesell’s resignation without good reason (as defined in this current employment agreement) (the “Trigger Date”). After such termination, Mr. Whitesell will be eligible to receive accrued and unpaid base salary, reimbursement of any unreimbursed business expenses, and, subject to Mr. Whitesell’s execution, delivery and non-revocation of a general release of claims, a prorated amount equal to Mr. Whitesell’s annual bonus earned in respect of 2023, with such proration based on the number of days employed during the year in which the termination occurs.

•

At the effective time of the Mergers, Mr. Whitesell will be appointed as a member of the board of directors of the Issuer and, if requested by the Issuer or an affiliate of Silver Lake West HoldCo, L.P. or Silver Lake West HoldCo II, L.P. (“Silver Lake”) and agreed to by Mr. Whitesell, will also be appointed as Chairman of the governing body of WME.

•

Mr. Whitesell will not be entitled to any additional compensation for his services, except that if Mr. Whitesell is not actively involved in the management of WME and being compensated for such management services, he will receive compensation for being a member of the board of directors of the Issuer and/or WME that is consistent with other investing, non-Silver Lake affiliated directors. Mr. Whitesell will be eligible to serve in such positions until the earlier of his death, incapacitation or resignation, except in certain limited circumstances which may result in Mr. Whitesell leaving those positions earlier. Mr. Whitesell will be entitled to be reimbursed for travel, entertainment and other expenses reasonably incurred in the performance of his duties and responsibilities in accordance with applicable policy and will be entitled to the same rights of exculpation, indemnification and advancement of expenses as are provided to the other members of the board of directors of the Issuer and the governing body of WME.

•

Following an initial public offering of the Issuer or WME, if requested by Mr. Whitesell, such company will take all actions reasonably necessary to nominate Mr. Whitesell for election to the board of directors of the applicable public company, and if elected, he agrees to serve until the earlier of his death, incapacitation, resignation or removal.

•

Silver Lake affiliates will invest $250,000,000 of seed equity into a new business to be founded, managed and controlled by Mr. Whitesell, which business will include (a) investing in and providing services to companies in the entertainment, media and sports industries, (b) developing, producing, financing and exploiting film, television and digital audio visual content, (c) talent management and (d) consulting with other entertainment companies.

•

If Mr. Whitesell is appointed as Chairman of WME at the effective time of the Mergers, then he will be entitled to receive quarterly royalty payments from WME equal to 2.5% of the quarterly net cash profits (as defined in the PW Letter Agreement) of the agency representation business of WME (the “WME Agency Business” and such payments, the “Whitesell Royalty Payments”). If Mr. Whitesell is not appointed as Chairman of WME at the effective time of the Mergers, then he will receive a lump sum payment of $60,000,000 and will not be entitled to Whitesell Royalty Payments or Whitesell Commission Payments (as described and defined below).

•

Mr. Whitesell’s right to Whitesell Royalty Payments will terminate upon the occurrence of certain qualifying sale transactions involving WME. Mr. Whitesell may also elect to unilaterally terminate his right to receive the Whitesell Royalty Payments and to begin receiving the Whitesell Commission Payments.

CUSIP No. 29260Y 10 9	13D	Page 10 of 14

•

If Mr. Whitesell is appointed as Chairman of WME at the effective time of the Mergers and becomes entitled to Whitesell Royalty Payments, Mr. Whitesell may thereafter elect, at any time, to terminate the Whitesell Royalty Payments and begin receiving certain commissions with respect to common clients of Mr. Whitesell and WME (the “Whitesell Commission Payments”). Mr. Whitesell’s right to any Whitesell Commission Payments will also terminate upon certain qualifying sale transactions involving WME.

•

From and after the first anniversary of the effective date of the Mergers, Mr. Whitesell will have the right to require the Issuer to repurchase his equity interests in the Issuer and/or OpCo equity interests. The put price per equity interest shall be (a) if within five and a half years of the effective date of the Mergers, the price paid for the equity interests in the Issuer and OpCo in the Mergers plus interest equal to the 10-year United States Treasury Rate and (b) thereafter, the most recent valuation of a share of the Issuer adjusted for various items such as exercise price, strike price or distribution threshold, required withholding, adjustment for stock splits, reverse splits, stock dividends or similar events.

•	The Issuer will also have the right to call Mr. Whitesell’s equity interests under certain circumstances at the same prices that apply to Mr. Whitesell’s put right.

•

Following the effective time of the Mergers, ownership and operation of one of the Employer Group’s private planes will transfer to Mr. Whitesell. The Employer Group will pay or reimburse him for reasonable costs and expenses related to the use of the plane for the Issuer and WME business purposes.

•

The Issuer, Holdco Parent, OpCo and OpCo Parent will reimburse Mr. Whitesell for his expenses (including reasonable and documented out-of-pocket legal fees and costs) incurred in anticipation of and/or in connection with the transactions, including the drafting, negotiation and execution of the PW Letter Agreement and rollover agreement.

•

The Issuer, OpCo, Holdco Parent and OpCo Parent will indemnify and hold harmless, and advance expenses to, Mr. Whitesell if he is made or is threatened to be made a party or is otherwise involved in any transaction litigation in any capacity.

The foregoing description of the PW Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the PW Letter Agreement, which is incorporated by reference as Exhibit 10.4 to this Amendment No. 6 and is hereby incorporated into this Item 4 by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 300,310,961 shares of Class A Common Stock outstanding as of January 31, 2024 as reported in the Issuer’s Annual Report on Form 10-k for the year ended December 31, 2023 filed with the SEC on February 28, 2024:

CUSIP No. 29260Y 10 9	13D	Page 11 of 14

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or direct to disposition	Shared power to dispose or to direct the disposition
Ariel Emanuel	40,406,774	11.9%	11,984,464	28,422,310	11,984,464	28,422,310
Patrick Whitesell	37,423,275	11.1%	9,000,965	28,422,310	9,000,965	28,422,310
Endeavor Executive Holdco, LLC	21,527,829	6.7%	0	21,527,829	0	21,527,829
Endeavor Executive PIU Holdco, LLC	4,133,688	1.4%	0	4,133,688	0	4,133,688
Endeavor Executive II Holdco, LLC	2,760,793	0.9%	0	2,760,793	0	2,760,793

Mr. Emanuel is the record holder of 23,810 shares of Class A Common Stock, 5,959,889 Profits Units and 4,193,328 Endeavor Operating Company Units. Mr. Emanuel’s personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 1,807,437 shares of Class A Common Stock. Mr. Whitesell’s personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 72,797 shares of Class A Common Stock, 5,959,889 Profits Units and 2,968,279 Endeavor Operating Company Units. Endeavor Executive Holdco, LLC is the record holder of 21,527,829 Endeavor Operating Company Units. Endeavor Executive PIU Holdco, LLC is the record holder of 3,620,980 Endeavor Operating Company Units and 512,708 Profits Units. Endeavor Executive II Holdco, LLC is the record holder of 2,760,793 Profits Units.

The Executive Holdcos are managed by an executive committee composed of Messrs. Emanuel and Whitesell. As a result, each of Messrs. Emanuel and Whitesell may be deemed to share beneficial ownership of the securities held directly by the Executive Holdcos, but each disclaims any such beneficial ownership.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Silver Lake Equityholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the Silver Lake Equityholders and such shares are not the subject of this Schedule 13D.

(c)

Since March 1, 2024, the Reporting Persons have disposed of an aggregate of 20,832 Endeavor Operating Company Units in connection with the redemption of common units issued by Endeavor Executive Holdco, LLC to certain equityholders in accordance with the limited liability company agreement of Endeavor Executive Holdco, LLC.

(d)	None.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 above is hereby incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT	DESCRIPTION

2.1	Agreement and Plan of Merger, dated as of April 2, 2024, by and among Endeavor Group Holdings, Inc., Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC, Endeavor Executive PIU Holdco, LLC, Endeavor Manager, LLC, Endeavor Operating Company, LLC, Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Wildcat PubCo Merger Sub, Inc., Wildcat OpCo Merger Sub, L.L.C. and Wildcat Manager Merger Sub, L.L.C.

CUSIP No. 29260Y 10 9	13D	Page 12 of 14

10.1	Rollover Agreement, dated as of April 2, 2024, among (i) Wildcat EGH Holdco, LP, (ii) Wildcat OpCo Holdco, LP, Ariel Emanuel, Ariel Emanuel’s personal revocable trust, Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC and Endeavor Executive PIU Holdco, LLC.

10.2	Rollover Agreement, dated as of April 2, 2024, among Wildcat EGH Holdco, LP, Wildcat OpCo Holdco, LP, Patrick Whitesell, Patrick Whitesell’s personal revocable trust, Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC and Endeavor Executive PIU Holdco, LLC.

10.3	Letter Agreement, dated as of April 2, by and among Ariel Emanuel, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P. and Wildcat OpCo Holdco, L.P.

10.4	Letter Agreement, dated as of April 2, by and among Patrick Whitesell, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P. and Wildcat OpCo Holdco, L.P.

CUSIP No. 29260Y 10 9	13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2024

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel

By:	/s/ Patrick Whitesell
Name: Patrick Whitesell

Endeavor Executive Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Director

Endeavor Executive PIU Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Director

Endeavor Executive II Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Director